EXHIBIT C TO FORM C
BYLAWS

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BYLAWS
OF
LITT GLOBAL US PTY LTD

ARTICLE I
OFFICES AND RECORDS

Section 1.1.   PRINCIPAL AND OTHER OFFICES. The principal office of the Corporation shall be located within or without the State of Washington. The Corporation may also have other offices at any places, within or without the State of Washington, as the Board of Directors may designate, as the business of the Corporation may require or as may be desirable.

Section 1.2.   REGISTERED AGENT. The name and address of the Corporation's registered agent shall be as set forth in the Corporation's articles of incorporation (the **"Articles of Incorporation"**). The Board of Directors may change the registered agent at any time by making the appropriate filing with the Secretary of State.

Section 1.3.   BOOKS AND RECORDS. Any records maintained by the Corporation in the regular course of its business, including its share ledger, books of account and minute books, may be maintained on any information storage device or method; provided that the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall convert any records so kept upon the written request of any person entitled to inspect such records pursuant to applicable law.

ARTICLE II
SHAREHOLDERS

Section 2.1.   PLACE OF MEETING. Meetings of the shareholders shall be held either at the principal office of the Corporation or at any other place, within or without the State of Washington, as shall be fixed by the Board of Directors.

Section 2.2.   MEETINGS OF SHAREHOLDERS BY REMOTE COMMUNICATION. The Board of Directors may authorize shareholders not physically present at a meeting of shareholders to participate in a meeting of shareholders by means of remote communication and be deemed present and entitled to vote at the meeting, subject to the conditions imposed by applicable law and any guidelines and procedures adopted by or pursuant to the authority of the Board of Directors.

The Board of Directors may determine that any annual or special meeting of shareholders shall be held solely by means of remote communication as set out this Section 2.2 and not involve a physical assembly of shareholders.

At any meeting in which shareholders can participate by means of remote communication, the Corporation shall implement reasonable measures to:

> (a)   verify that each person participating as a shareholder or proxy holder remotely is a shareholder or proxy holder; and

(b)   provide such shareholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders, including an opportunity to communicate, and to read or hear the proceedings of the meeting, substantially concurrently with such proceedings.

Section 2.3.   ANNUAL MEETINGS. An annual meeting of shareholders, for the purpose of electing directors and transacting any other business as may be brought before the meeting, shall be held on the second Tuesday of March, if not a Sunday or legal holiday in the place where the meeting is to be held, and if a legal holiday in such place, then on the next full business day following such date/the date and time fixed by the Board of Directors and stated in the notice of the meeting.

Failure to hold the annual meeting at the designated time shall not affect the validity of any action taken by the Corporation. If the Board of Directors fails to call the annual meeting, any shareholder may make a demand in writing to any officer of the Corporation that an annual meeting be held.

Section 2.4.   SPECIAL MEETINGS. Special meetings of the shareholders shall be called by the Board of Directors, the President, or by holders of not less than twenty-five percent (25%) of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting. Only business within the purpose or purposes described in the meeting notice may be conducted at a special shareholders' meeting.

Section 2.5.   RECORD DATE FOR SHAREHOLDER ACTION. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, the record date shall be:

(a)   on the date fixed by the Board of Directors in the notice of the meeting, which may not be more than seventy (70) days before the meeting of shareholders;

(b)   at the close of business on the day before the first notice is delivered to shareholders, if no date is fixed by the Board of Directors; or

(c)   the date set by the law applying to the type of action to be taken for which a record date must be set, if no notice of meeting is mailed to shareholders.

For action by consent of the shareholders without a meeting, the record date for shareholders entitled to approve the action subject of the consent shall be:

(a)   on the date fixed by the Board of Directors, which may not be more than ten (10) days prior to the date on which the first shareholder consent is executed; or

(b)   the date of execution indicated on the earliest dated consent executed by a shareholder, even though such shareholder consent may not have been delivered to the corporation on that date, if no date is fixed by the Board of Directors.

A determination of shareholders entitled to notice of or to vote at a shareholders' meeting is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date, which it shall do if the meeting is adjourned to a date that is more than one hundred and twenty (120) days after the date fixed for the original meeting.

Section 2.6.   NOTICE OF SHAREHOLDERS' MEETING. Written or printed notice of any annual or special meeting of shareholders shall be given to any shareholder entitled to notice not less than ten (10) days nor more than sixty (60) days before the date of the meeting, except that at least twenty (20) days' notice must be given to act on an amendment to the articles of incorporation, a plan of merger or share exchange, a proposed sale of assets outside the regular course of business, or the dissolution of the corporation. Such notice shall state:

(a)   the time and date of the meeting;

(b)   the place of the meeting, if any;

(c)   the means of any remote communication, if authorized, by which shareholders may be considered present and may vote at the meeting; and

(d)   the purpose or purposes for which the meeting is called if (i) the meeting is a special meeting or (ii) notice of the meeting's purpose is required by the Washington Business Corporation Act.

Notice to each shareholder entitled to vote at the meeting shall be given by or at the direction of the President, the Secretary, or the officer or person calling the meeting by (a) mail, (b) private carrier, (c) personal delivery, (d) facsimile transmission, or (e) electronic transmission if consented to by the shareholder.

Any person entitled to notice of a meeting may sign a written waiver of notice either before or after the time of the meeting. The participation or attendance at a meeting of a person entitled to notice constitutes waiver of notice, except where the person attends for the specific purpose of objecting to the lawfulness of the convening of the meeting.

Section 2.7.   ADJOURNMENTS. Any meeting of the shareholders, annual or special, may be adjourned from time to time to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the time, place, if any, thereof and the means of remote communication, if any, are announced at the meeting at which the adjournment is taken.

At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting.

If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

If after the adjournment a new record date is fixed for shareholders entitled to vote at the adjourned meeting, the Board of Directors shall fix a new record date for notice of the adjourned meeting and shall give notice of the adjourned meeting to each shareholder of record entitled to vote at the adjourned meeting as of the record date fixed for notice of the adjourned meeting.

Section 2.8.   SHAREHOLDERS' LIST FOR MEETING. The officer or agent having charge of the share transfer records for shares of the Corporation shall prepare before each shareholders' meeting an alphabetical list of all shareholders entitled to notice of the meeting, arranged by voting group and by class and series of share, with the address of and the number of shares held by each shareholder. The list shall be available for inspection by any shareholder beginning ten (10) days prior to the meeting at the principal place of business of the Corporation, or at the place identified in the meeting notice in the city where the meeting will be held, during regular business hours. The list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the entire meeting, and any adjournment thereafter.

If any shareholders are participating in the meeting by means of remote communication, the list must be open to examination by the shareholders for the duration of the meeting on a reasonably accessible electronic network, and the information required to access the list must be provided to shareholders in the meeting notice.

Section 2.9.   QUORUM OF SHAREHOLDERS. A quorum shall be present to take action on any matter at a shareholders' meeting if a majority of the votes entitled to be cast on the matter by each separate voting group are represented at the meeting in person, by the use of remote communication or by proxy.

Once a quorum has been established at a meeting, the shareholders present can continue to do business for the remainder of the meeting and any adjournment of that meeting notwithstanding the withdrawal of enough shareholders to leave less than a quorum unless a new record date is or must be set for that adjourned meeting. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.

Section 2.10. CONDUCT OF MEETINGS. The Board of Directors of the Corporation may adopt by resolution rules and regulations for the conduct of meetings of the shareholders, as it deems appropriate. At every meeting of the shareholders, the President, or in his or her absence or inability to act, a director or officer designated by the Board of Directors, shall act as the presiding officer of the meeting. The Secretary or, in his or her absence or inability to act, the person whom the chair of the meeting shall appoint secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof.

The presiding officer shall determine the order of business and, in the absence of a rule adopted by the Board of Directors, shall establish rules for the conduct of the meeting. The presiding officer shall announce the close of the polls for each matter voted upon at the meeting, after which no ballots, proxies, votes, changes or revocations will be accepted. Polls for all matters before the meeting will be deemed to be closed upon final adjournment of the meeting.

Section 2.11. VOTING OF SHARES. Each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders, except to the extent that the Articles of Incorporation provide for more or less than one vote per share or limit or deny voting rights to the holders of the shares of any class or series.

If a quorum of a voting group exists, favorable action on a matter, other than the election of directors, will be approved by a voting group if the votes cast within the group favoring the action exceed the votes cast opposing the action, unless a greater or lesser number of votes is required by law or a greater number of votes is required by the Articles of Incorporation, these Bylaws, or a resolution of the Board of Directors requiring receipt of a greater affirmative vote of the shareholders, including more separate voting groups.

Section 2.12. VOTING BY PROXY OR NOMINEE. A shareholder may vote either in person or by proxy or proxies appointed in writing by the shareholder or his or her attorney-in-fact. An appointment form sufficient to appoint a proxy includes any transmission that creates a record capable of authentication, including but not limited to an electronic transmission, providing a written statement for the appointment of the proxy, from which it can be determined that the shareholder transmitted or authorized the transmission for the appointment. An appointment of a proxy is effective when received by the Secretary or other officer or agent authorized by the Corporation to tabulate votes before the proxy exercises the proxy's authority under the appointment.

No proxy shall be valid after eleven (11) months from the date of its execution unless otherwise provided in the proxy. A proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest. Proxies coupled with an interest include the appointment as proxy of (a) a pledgee; (b) a person who purchased or agreed to purchase, or owns or holds an option to purchase, the shares; (c) a creditor of the Corporation who extended it credit under terms requiring the appointment; (d) an employee of the Corporation whose employment contract requires the appointment; or (e) a party to a voting agreement created under the Washington Business Corporation Act.

Such an irrevocable proxy is revoked when the interest with which it is coupled is extinguished, but such revocation does not affect the right of the Corporation to accept the proxy's authority unless the Secretary or other officer or agent authorized by the Corporation to tabulate votes, before the proxy exercises the proxy's authority under the appointment, received notice (a) that the appointment was coupled with that interest and that the interest is extinguished; or (b) of the revocation of the appointment.

A person holding shares in a representative or fiduciary capacity may vote such shares without a transfer of such shares into such person's name. However, if the Corporation requests, evidence of this status acceptable to the Corporation must be presented to the Corporation.

Section 2.13. ACTION BY SHAREHOLDERS WITHOUT A MEETING. Any action required or permitted by the Washington Business Corporation Act to be approved by a shareholder vote at a meeting may be approved without a meeting if such action is approved by all shareholders entitled to vote on such action/shareholders holding of record or otherwise entitled to vote in the aggregate not less than the minimum number of votes that would be necessary to approve such action at a meeting at which all shares entitled to vote on the action were present and voted.

The shareholders' approval of such action without a meeting or vote shall be evidenced by means of execution of a single consent or multiple counterpart consents, which consent shall:

(a)	be in the form of an executed record;

(b)	indicate the date of execution of the consent by each shareholder who executes it, which date shall be on or after the applicable record date determined in Section 2.5 of these Bylaws;

(c)	describe the corporate action being approved;

(d)	when delivered to each shareholder for execution, include or be accompanied by the same material that would have been required by the Washington Business Corporation Act to be delivered to shareholders in or accompanying a notice of meeting at which the proposed action would have been submitted for shareholder approval; and

(e)	be delivered to the Corporation for inclusion in the minutes or filing with the records of the Corporation within sixty (60) days of the earliest dated consent delivered to the Corporation. Electronic shareholder consents sufficient to approve the proposed action may be delivered to an electronic address, location or system designated by the Corporation for delivery of such shareholder consents.

ARTICLE III
DIRECTORS

**Section 3.1.	BOARD OF DIRECTORS**. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the authority of, the Board of Directors, except such powers expressly conferred upon or reserved to the shareholders, and subject to any limitations set forth by law, the Articles of Incorporation, or these Bylaws.

Directors need not be residents of the State of Washington or shareholders of the Corporation.

**Section 3.2.	NUMBER OF DIRECTORS**. The number of directors shall be two (2), provided that the number may be increased or decreased from time to time by an amendment to, or in the manner provided in, the Articles of Incorporation or these Bylaws. No decrease in the number of directors shall have the effect of shortening the term of any incumbent director.

**Section 3.3.	TERM OF OFFICE**. At the first annual meeting of shareholders and at each annual meeting thereafter, the holders of shares entitled to vote in the election of directors shall elect directors to hold office until the next succeeding annual meeting, the director's successor has been selected and qualified, or the director's earlier death, resignation, or removal.

**Section 3.4.	REMOVAL**. Any or all of the directors may be removed at any time, with or without cause, only if the number of votes cast in favor of removal exceeds the number of votes cast against removal by a vote of the holders of the shares then entitled to vote at an election of the director or directors, at any meeting of shareholders called expressly for that purpose. The meeting notice must state that the purpose, or one of the purposes, of the meeting is removal of the director(s).

Section 3.5.   RESIGNATION. A director may resign at any time by giving notice in the form of an executed resignation to the Board of Directors, its chairperson, or to the President or Secretary of the Corporation. A resignation is effective when the notice is delivered to the Corporation unless the notice specifies a future date. Acceptance of the resignation shall not be required to make the resignation effective. The pending vacancy may be filled before the effective date in accordance with Section 3.6 of these Bylaws, but the successor shall not take office until the effective date.

Section 3.6.   VACANCIES. Vacancies and newly created directorships, whether resulting from an increase in the size of the Board of Directors, or due to the death, resignation, disqualification or removal of a director or otherwise, may be filled by election at an annual or special meeting of shareholders called for that purpose or by the affirmative vote of a majority of the remaining directors then in office, even though there is less than a quorum. A vacancy that will occur at a specific later date may be filled before the vacancy occurs, but the new director may not take office until the vacancy occurs.

Section 3.7.   MEETINGS OF DIRECTORS. An annual meeting of directors shall be held immediately and without notice after and at the place of the annual meeting of shareholders. Other regular and special meetings of the directors may be held at such times and places within or outside Washington as the directors may fix. Special meetings of the Board of Directors may be called by the President, by the chair of the Board of Directors, or by a majority of the Board of Directors.

Section 3.8.   MEETINGS OF DIRECTORS BY REMOTE COMMUNICATION. The Board of Directors may permit any or all directors to participate in any regular or special meeting by, or conduct the meeting solely through the use of, any means of communication by which all directors participating may simultaneously hear each other during the meeting. A director participating in a meeting by this means is considered to be present in person at the meeting.

Section 3.9.   NOTICE OF DIRECTORS' MEETINGS. All meetings of the Board of Directors shall be held upon not less than two (2) days' notice. Such notice shall state:

(a)   the time and date of the meeting;

(b)   the place of the meeting, if any;

(c)   the means of any remote communication by which directors may participate at the meeting; and

(d)   the business to be transacted at the meeting or the purpose or purposes for which the meeting is called.

Notice to each director shall be given by (a) mail, (b) private carrier, (c) personal delivery, (d) facsimile transmission, or (e) electronic transmission if consented to by the director.

Section 3.10. WAIVER OF NOTICE. Any director entitled to notice of a meeting may sign a written waiver of notice either before or after the time of the meeting. The participation or attendance at a meeting of a director entitled to notice constitutes waiver of notice, except where the director attends for the specific purpose of objecting to holding the meeting or transacting business at the meeting, and the director does not vote for or assent to action taken at the meeting.

Section 3.11. QUORUM OF DIRECTORS. A majority of directors as fixed by these Bylaws shall constitute a quorum for the transaction of business. The affirmative act of the majority of the directors present at a meeting at which a quorum is present at the time of the act shall be the act of the Board of Directors, unless the act of a greater number is required by the Washington Business Corporation Act, the Articles of Incorporation, or these Bylaws.

The directors at a meeting for which a quorum is not present may adjourn the meeting until a time and place as may be determined by a vote of the directors present at that meeting. When a meeting is adjourned, it shall not be necessary to give any notice of the adjourned meeting, or of the business to be transacted at the adjourned meeting, other than by announcement at the meeting at which the adjournment is taken.

Section 3.12. COMPENSATION. Directors shall not receive any stated salary for their services, but a fixed sum and expenses of attendance, if any, may be allowed by resolution of the Board of Directors for attendance at any meeting of the Board of Directors or a committee thereof. A director shall not be precluded from serving the Corporation in any other capacity and receiving compensation for services in that capacity.

Section 3.13. ACTION BY DIRECTORS WITHOUT A MEETING. Unless otherwise provided by the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at a meeting of the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board of Directors, or all committee members then appointed, consent to such action in writing. The written consents must be delivered to the Corporation, and included in the minutes of the proceedings of the Board of Directors or otherwise filed with the records of the Corporation.

Section 3.14. COMMITTEES OF THE BOARD OF DIRECTORS. The Board of Directors, by resolution adopted by a majority of the directors, may designate one or more directors to constitute one or more committees, to exercise the authority of the Board of Directors to the extent provided in the resolution establishing the committee and permitted by law. A committee of the Board of Directors does not have the authority to:

(a)   approve a distribution, except according to a general formula already prescribed by the board of directors;

(b)   approve or propose to shareholders corporate action that must be approved by the shareholders;

(c)   fill vacancies on the board or any of its committees;

(d)   amend the articles of incorporation without shareholder approval, as the board of directors is entitled to do under the Washington Business Corporation Act in certain circumstances;

(e)   adopt, amend, or repeal bylaws;

(f)   approve a plan or merger that does not require shareholder approval;

(g)   approve the issuance, sale, or contract for sale of shares; or

(h)   determine the relative rights, preferences and limitations of a class or series of shares unless authorized to do so within certain limits specifically prescribed by the board of directors.

The designation of a committee of the Board of Directors and the delegation thereto of authority shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed by law.

ARTICLE IV
OFFICERS

Section 4.1.   POSITIONS AND ELECTION. The officers of the Corporation shall be elected by the Board of Directors and shall be a President, a Secretary and any other officers, including assistant officers and agents, as may be deemed necessary by the Board of Directors. The same person may simultaneously hold any two or more offices.

Officers shall be elected annually at the meeting of the Board of Directors held after each annual shareholder's meeting. Each officer shall serve until a successor is elected and qualified or until the death, resignation or removal of that officer. Vacancies or new offices shall be filled at the next regular or special meeting of the Board of Directors. Election or appointment of an officer or agent shall not of itself create contract rights.

Section 4.2.   REMOVAL AND RESIGNATION. Any officer elected or appointed by the Board of Directors may be removed with or without cause by the affirmative vote of the majority of the Board of Directors at any regular or special meeting. Removal shall be without prejudice to the contract rights, if any, of the officer so removed. Any officer or assistant officer appointed by an authorized officer may be removed at any time with or without cause by any officer with authority to appoint such officer of assistant officer.

Any officer may resign at any time by delivering notice to the Corporation. Resignation is effective when the notice is delivered unless the notice provides a later effective date. Any vacancies may be filled in accordance with Section 4.1 of these Bylaws.

Section 4.3.   PRESIDENT. The President shall be the chief executive officer of the Corporation, and subject to the direction of the Board of Directors, shall have active, general supervision and executive management over the business and affairs of the Corporation. The President shall preside at all meetings of all directors; shall see that all orders and resolutions of the Board of Directors are carried out; and shall perform any other duties as the Board of Directors may assign.

Section 4.4.   VICE-PRESIDENTS. Each Vice President, in order of their rank as designated by the Board of Directors, shall perform the duties and exercise the powers of the

President in the absence or disability of the President, and shall perform other duties, as the Board of Directors or President shall assign.

Section 4.5. SECRETARY. The Secretary shall attend all meetings of the Board of Directors and shareholders, shall record all votes and the minutes of all proceedings, and shall perform like duties for the standing committees when required. The Secretary shall give or cause to be given notice of all meetings of the Board of Directors and shareholders and shall perform all other duties as the Board of Directors or President shall assign. The Secretary shall be the custodian of the records of the Corporation.

In the absence of the Secretary, the minutes of all meetings of the Board of Directors and shareholders shall be recorded by the person designated by the President or by the Board of Directors.

Section 4.6. TREASURER. The Treasurer shall be the principal financial officer of the Corporation, shall have the custody of the corporate funds and securities, shall keep full and accurate accounts of receipts and disbursements of the Corporation, shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in the depositories designated by the Board of Directors, and in general shall perform all duties incident to the office of Treasurer and such other duties as the Board of Directors or President shall assign.

The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for the disbursements. The Treasurer shall keep and maintain the Corporation's books of account and shall render to the President and Board of Directors an account of all transactions as Treasurer and of the financial condition of the Corporation and exhibit the books, records, and accounts to the President or Board of Directors at any time.


ARTICLE V
INDEMNIFICATION OF OFFICERS AND DIRECTORS


Section 5.1. INDEMNIFICATION FOR SUCCESSFUL DEFENSE OF PROCEEDINGS. The Corporation shall indemnify any director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party by reason of the fact that he or she is or was a director or officer of the Corporation, against reasonable expenses (including counsel fees) incurred by him or her in connection with the proceeding, whether civil, criminal, administrative or investigative and whether formal or informal.

Section 5.2. INDEMNIFICATION FOR OTHER PROCEEDINGS. The Corporation may, to the fullest extent permitted by law, indemnify each person who may serve or who has served at any time as a director, officer, employee or agent of the Corporation or of any of its subsidiaries, or who at the request of the Corporation may serve or at any time has served as a director, officer, employee or agent, or in a similar capacity with, another organization or any employee benefit plan, against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon such person in connection with any proceeding in which he may become involved by reason of his serving or having served in such capacity.

The indemnification provided hereunder shall inure to the benefit of the heirs, executors and administrators of a director, officer or other person entitled to indemnification hereunder.

Section 5.3.   NON-EXCLUSIVITY OF INDEMNIFICATION RIGHTS. The foregoing rights of indemnification shall be in addition to and not exclusive of any other rights which such director, officer, or other person may be entitled to under any agreement with the Corporation or any action taken by the directors or shareholders of the Corporation or otherwise.

ARTICLE VI
SHARE CERTIFICATES AND TRANSFER

Section 6.1.   CERTIFICATES REPRESENTING SHARES. Certificates representing shares of the Corporation shall state:

(a)   the name of the Corporation and that the Corporation is organized under the laws of the State of Washington;

(b)   the name of the person to whom the certificate is issued;

(c)   the number and class of shares and the designation of the series, if any, which the certificate represents; and

(d)   a conspicuous statement setting forth restrictions on the transfer of the shares, if any.

No share shall be issued until the consideration therefor, fixed as provided by law, has been fully paid.

Section 6.2.   TRANSFERS OF SHARES. Shares of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws. Transfers of shares shall be made on the books of the Corporation only by the holder of record thereof, by such person's attorney lawfully made in writing and, in the case of certificated shares, upon the surrender of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued. No transfer of shares shall be valid as against the Corporation for any purpose until it shall have been entered in the share records of the Corporation by an entry showing from and to whom the shares were transferred.

Section 6.3.   BENEFICIAL AND RECORD SHAREHOLDERS. The Corporation may treat a beneficial shareholder of any shares issued by the Corporation as the holder in fact thereof, for purposes of voting those shares, receiving distributions thereon or notices in respect thereof, transferring those shares, exercising rights of dissent with respect to those shares, exercising or waiving any preemptive right with respect to those shares, entering into agreements with respect to those shares in accordance with Washington law, or giving proxies with respect to those shares.

Neither the Corporation nor any of its officers, directors, employees, or agents shall be liable for treating that person as the owner of those shares at that time for those purposes, regardless of whether that person possesses a certificate for those shares and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express notice thereof, except as otherwise provided by law.

Section 6.4.   LOST OR REPLACEMENT CERTIFICATES. The Corporation may issue a new certificate for its shares in place of any certificate theretofore issued and alleged by its owner of record or such owner's authorized representative to have been lost, stolen, or destroyed if the Corporation, transfer agent, or registrar is not on notice that such certificate has been acquired by a bona fide purchaser. A replacement certificate may be issued if the owner or the owner's representative:

(a)   files with the Secretary of the Corporation and the transfer agent or the registrar, if any, a request for the issuance of a new certificate, together with an affidavit in form satisfactory to the Secretary and transfer agent or registrar, if any, setting forth the time, place, and circumstances of the loss;

(b)   files with the Secretary and the transfer agent or the registrar, if any, a bond with good and sufficient security acceptable to the Secretary and the transfer agent or the registrar, if any, conditioned to indemnify and save harmless the Corporation and the transfer agent or the registrar, if any, from any and all damage, liability, and expense of every nature whatsoever resulting from the Corporation, the transfer agent, or the registrar issuing a new certificate in place of the one alleged to have been lost, stolen, or destroyed; and

(c)   complies with such other reasonable requirements as the chair of the Board of Directors, the President, the Secretary, or the Board of Directors and the transfer agent or the registrar, if any, shall deem appropriate under the circumstances.

A new certificate may be issued in lieu of any certificate previously issued that has become defaced or mutilated upon surrender for cancellation of a part of the old certificate sufficient, in the opinion of the Secretary and the transfer agent or the registrar, if any, to identify the owner of the defaced or mutilated certificate, the number of shares represented thereby, and the number of the certificate and its authenticity and to protect the Corporation and the transfer agent or the registrar against loss or liability. When sufficient identification for such defaced or mutilated certificate is lacking, a new certificate may be issued upon compliance with all of the conditions set forth in this Section in connection with the replacement of lost, stolen, or destroyed certificates.

ARTICLE VII
DISTRIBUTIONS

Section 7.1.   DECLARATION. The Board of Directors may authorize, and the Corporation may make, distributions to its shareholders in cash, property, or shares of the Corporation to the extent permitted by the Articles of Incorporation and the Washington Business Corporation Act.

Section 7.2.   RECORD DATE FOR DIVIDENDS AND DISTRIBUTIONS. For the purpose of determining shareholders entitled to receive a distribution by the Corporation (other than a distribution involving a purchase or redemption by the Corporation of any of its own shares) or a share dividend, the Board of Directors of the Corporation may, at the time of declaring the dividend or distribution, set a record date no more than sixty (60) days prior to the date of the dividend or distribution. If no record date is fixed for the determination of shareholders entitled to receive a distribution (other than a distribution involving a purchase or redemption by the Corporation of any of its own shares) or a share dividend, the record date shall be the date on which the resolution of the Board of Directors declaring the distribution or share dividend is adopted.

ARTICLE VIII
GENERAL PROVISIONS

Section 8.1. **SEAL.** The Corporation may adopt a corporate seal in a form approved by the Board of Directors. The Corporation shall not be required to use the corporate seal and the lack of the corporate seal shall not affect an otherwise valid contract or other instrument executed by the Corporation.

Section 8.2. **CHECKS, DRAFTS, ETC.** All checks, drafts or other instruments for payment of money or notes of the Corporation shall be signed by an officer or officers or any other person or persons as shall be determined from time to time by resolution of the Board of Directors.

Section 8.3. **FISCAL YEAR.** The fiscal year of the Corporation shall be as determined by the Board of Directors.

Section 8.4. **CONFLICT WITH APPLICABLE LAW OR ARTICLES OF INCORPORATION.** These Bylaws are adopted subject to any applicable law and the Articles of Incorporation. Whenever these Bylaws may conflict with any applicable law or the Articles of Incorporation, such conflict shall be resolved in favor of such law or the Articles of Incorporation.

Section 8.5. **INVALID PROVISIONS.** If any one or more of the provisions of these Bylaws, or the applicability of any provision to a specific situation, shall be held invalid or unenforceable, the provision shall be modified to the minimum extent necessary to make it or its application valid and enforceable, and the validity and enforceability of all other provisions of these Bylaws and all other applications of any provision shall not be affected thereby.

ARTICLE IX
AMENDMENT OF BYLAWS

Section 9.1. **Section 9.1. SHAREHOLDERS.** These Bylaws may be amended, repealed, or otherwise altered exclusively by the shareholders.